-CONFIDENTIAL-

September 6, 2006 Response from Lannett Company, Inc. in response to August 3,
2006 Letter from Securities and Exchange Commission

Lannett Company

August 3, 2006 SEC Comment Letter

Responses as of September 6, 2006

SEC Comment #1

Please file in EDGAR your cover letter faxed to us on July 14, 2006

Lannett Response:

This has been filed on August 15, 2006.

SEC Comment #2

We acknowledge your response to part a. of our previous comment one indicating that you have no additional current year charges to earnings related to prior reserves other than the shortages identified in your latest Form 10-Q resulting from credits processed in the current year relating to prior year revenues being greater than the prior year reserve. Please revise the roll forwards of your revenue reserves in your fiscal 2005 Form 10-K and your fiscal 2006 Forms 10-Q to present the line item reserves charged to net sales as two separate line items. This would include one line item for the charge during the current period related to current fiscal year revenues and a second line item for additional reserves charged or credited (i.e., reversal) in the current period related to prior fiscal years’ revenues. Please revise your disclosures to describe the facts and circumstances that caused the charge or credit in the second line item. As an example, please revise your proposed discussion of your underestimated rebate accrual to disclose the specific product(s) involved, the amount your estimate of volume differed from actual amounts, and any other specific reasons management underestimated volume.

Lannett Response:

We adjusted the roll forwards of Lannett’s revenue reserve to present reserves charged to gross sales as two separate line items.  As you will see, there are no additional reserves charged to the current year arising from prior year sales.

For the Six Months Ended

December 31, 2005

Reserve Category	Chargebacks	Rebates	Returns	Other	Total

Reserve Balance as of June 30, 2005	$7,999,700	$1,028,800	$1,692,000	$29,500	$10,750,000

Actual Credits Issued-Related To Sales Recorded in Fiscal 2005	(7,383,042)	(1,300,621)	(1,204,567)	(27,160)	(9,915,390)

Actual Credits Issued-Related To Sales Recorded in Fiscal 2006	(4,909,039)	(866,252)	(235,045)	(276,950)	(6,287,286)

Additional Reserves Charged to Sales During Fiscal 2006	12,273,749	1,427,362	463,140	362,623	14,526,874

Additional Reserves Charged to Sales Arising from Prior year Sales	0	0	0	0	0

Reserve Balance as of December 31, 2005	$7,981,368	$289,289	$715,528	$88,013	$9,074,208

-CONFIDENTIAL-

The table above indicates there are zero additional reserves charged to sales arising from prior year sales in the six months ended December 2005.  This table was provided as a snapshot to show these facts and while all other historic quarters back through the beginning of fiscal 2004 would show a similar row of zero dollar amounts, we decided to show only one financial period to demonstrate what this would look like.

Lannett proposes the following disclosure to address this: “There were no additional reserves in the current period related to prior year sales.  This is due to the fact that reserves are done in aggregate, therefore the reserves currently are not related to prior year sales.  If reserves were recorded against prior year revenue, management would disclose that information at that time.”

Management believes that current revenue reserve balances are reasonably stated.  Based upon all available information today, management does not expect any future charges or credits (i.e., reversals) in the current year for prior year sales.

Although there may be apparent over or under accruals in individual reserve categories, management does not make adjustments to account for over accruals until there is certainty that all appropriate chargebacks have been processed as well as all customer inventory associated with those reserves are depleted.  On the other hand, management increases the total reserve balance as soon as apparent under accruals in total are identified.

Lannett is in the process of implementing two SAP functions that would allow the Company to automate the process of comparing actual chargebacks with the estimate on a customer and product basis.  This automated information system, estimated for completion by December 2006, should provide management with an additional level of certainty regarding the accuracy of the revenue reserves.  However, management currently feels confident in its estimate with existing methodology and further evaluates the accuracy of these reserve estimates with the following macro analyses involving rations and other calculations:

Ratios

•                  Wholesaler versus direct (or retail) sales mix ratio is reviewed monthly and final retail customer mix (after sales are processed through wholesaler channel) is reviewed quarterly to get a solid understanding of the actual sales mix by channel, which is the only significant variable in the reserve estimate.

•                  Revenue reserve to gross sales ratio is reviewed monthly.  This calculation is generated by comparing the revenue reserve expense to the total gross sales amount.  This ratio is reviewed on a monthly, quarterly, year-to-date and annual basis.

Calculations

•                  Net receivables calculation is performed to compare the sum of the most recent two months of net sales to net receivables.  Net receivables are defined as gross accounts receivable less the chargeback/rebate/return reserve.  This calculation is expected to result in an amount that is close to zero (Lannett generally has 60 day payment terms).  Any amounts greater or less than zero are reviewed and analyzed to determine the root cause.  Future reserve estimates may be adjusted, if the cause of the variance is anticipated to affect future reserves.

•                  Gross receivables calculation is performed to compare the sum of the most recent two months of gross sales to gross receivables.  This calculation is expected to result in an amount that is close to zero.  Any amounts greater or less than zero are reviewed and analyzed to determine the root cause.  Future reserve estimates may be adjusted based upon the business reason for any variation from expectations regarding this calculation if the cause is anticipated to continue affecting future reserves.

•                  Wholesaler inventory calculation is performed quarterly.  Lannett receives wholesaler inventory reports at quarter-end and recalculates potential chargebacks and rebates on that inventory based on known contracted rebates and chargeback rates.  The resulting chargeback reserve amount is compared to the chargeback reserve estimate that is normally calculated based on gross sales.  Any variance is analyzed to determine the root cause.  Future reserve estimates may be adjusted based upon the business reason for any variation from expectations regarding this method if this cause is anticipated to continue affecting future reserves.

Following is our analysis as of June 2006:

Ratio/Calculation	Data ($ in thousands)	Conclusion
Wholesaler versus direct (or retail) sales mix ratio	Wholesale sales – $15,766 Retail sales – [CONFIDENTIAL TREATMENT – INFORMATION FILED SEPARATELY WITH THE COMMISSION] Wholesale % of total – 54%	Quarterly sales are in line with YTD rate of 51%

Revenue reserve to gross sales ratio	Revenue Reserves – [CONFIDENTIAL TREATMENT – INFORMATION FILED SEPARATELY WITH THE	Ratio of reserve to revenue is within normal range, of 30% to 45%.

COMMISSION] Gross Sales – [CONFIDENTIAL TREATMENT – INFORMATION FILED SEPARATELY WITH THE COMMISSION] Reserve/ Gross Sales – 32%

Net receivables calculation	2 months net sales – $13,414 Net AR balance – $11,910 Difference – $1,504

Excess of net sales over net AR is due to customer payments being received quicker than expected in addition to the timing of taking chargeback credits. This second point is a possible sell-through issue, and is being reviewed by management to ensure there is not a sales issue with the wholesale customers.

Gross receivables calculation

2 months gross sales – [CONFIDENTIAL TREATMENT – INFORMATION FILED SEPARATELY WITH THE COMMISSION] Gross AR balance – [CONFIDENTIAL TREATMENT – INFORMATION FILED SEPARATELY WITH THE COMMISSION] Difference – [CONFIDENTIAL TREATMENT – INFORMATION FILED SEPARATELY WITH THE COMMISSION]

Company has identified unprocessed credits, arising from current year sales, owed to wholesalers which will reduced Gross AR and reduce reserve for chargebacks. This will be processed once adequate documentation is provided by wholesalers to support the credits.

Wholesaler inventory calculation	Reserve based on wholesaler inventory – $8,437 Current reserve balance – $13,012 Difference – $4,575	This difference is due to unprocessed credits, consistent with the amount identified in the gross receivables calculation.

Lannett will be providing fuller disclosure of these items in the MD&A of the upcoming Form 10-K, expected to be filed no later than September 13, 2006 (see disclosure to be provided in response to comment #4).  As part of the critical accounting policies, this improved disclosure will give readers a better understanding of the types of estimates that help determine net sales, and how management is able to conclude that the amount recorded as sales is appropriate.

SEC Comment #3

We acknowledge your response to part c. of our previous comment one. We do not believe that the increase in third quarter combined chargebacks and rebates reserves is solely attributable to your new product sales. Although we acknowledge that your combined chargebacks and rebates rates on year-to-date bases have moved from 32.9% in the first quarter to 31.0% in the second quarter and 34.9% in the third quarter, the rates for each individual fiscal quarter appear to be 32.9%, 29.2% and 41.0% for the first, second and third quarter, respectively.  On a gross dollar basis, your total chargebacks and rebates reserve charged to revenues for the third quarter was approximately $11.6 million, a $4.8 million increase over the $6.8 million charged in the second quarter. On page 30 of your March 31, 2006 Form 10-Q, you indicate that new product sales for the third quarter were only approximately $3.1 million.  As your chargebacks and rebates reserves increased by an amount more than your total new product sales, please revise your proposed disclosure to address and quantify the other factors causing the increase in these reserves distinct from the increase in these reserves related to new product sales.

Lannett Response:

In the March 31, 2006 Form 10-Q, Lannett disclosed an increase in new product net sales of $3.1 million and an increase in the revenue reserve of $4.8 million.  Gross sales for new products in the period were [CONFIDENTIAL TREATMENT – INFORMATION FILED SEPARATELY WITH THE COMMISSION], which was not disclosed.  Since the Company reports on net sales, the gross sales effect was not discussed, in order to consistently refer to the same level of sales throughout the Form 10-Q.  Since the reserve amounts are based on gross sales (i.e., sales before allowance for rebates, chargebacks, returns and other adjustments), the effect of the new products was actually the difference between the undisclosed [CONFIDENTIAL TREATMENT – INFORMATION FILED SEPARATELY WITH THE COMMISSION] gross sales and the disclosed $3.1 million net sales, or [CONFIDENTIAL TREATMENT – INFORMATION FILED SEPARATELY WITH THE COMMISSION].

Two factors caused the reserve increase of $4.8 million in the third quarter.  $1.8 million is due to new product sales and $2.8 million is due to the sales mix to wholesalers.  New product sales, on a gross basis, increased from [CONFIDENTIAL TREATMENT – INFORMATION FILED SEPARATELY WITH THE COMMISSION] in the second quarter to [CONFIDENTIAL TREATMENT – INFORMATION FILED SEPARATELY WITH THE COMMISSION] in the third quarter.  The impact was an increase from $1.0 million to $2.8 million in reserves.  The new products introduced in the 1st and 2nd quarter of Fiscal 2006, had higher contractual prices as compared to the sales price.  In addition to lower contractual prices for the new products introduced in the 3rd quarter of Fiscal 2006, Lannett also offered a special rebate for the customer’s first purchase of these new products.  Additionally, the wholesaler to non-wholesaler sales mix affects the revenue reserve recorded each period since the wholesalers receive the majority of chargebacks and rebates.  For the 1st and 2nd quarters, the percentage of wholesale gross sales to total gross sales was 44% and 43%, respectively.  The percentage for the 3rd quarter increased to 59%.  This increase corresponds to the increase in the revenue reserve for the 3rd quarter.

Due to this additional information, greater disclosure will be included in MD&A related to the changes in reserves, as follows:

“Change in sales channel mix – Fluctuations in the amount of sales through the wholesaler channel will have an impact on the amount of reserve being charged.  Due to the fact that wholesale sales result in greater chargebacks, an increase in wholesale sales will result in a higher level of chargebacks.  For the first, second, third and fourth quarters of Fiscal 2006, reserves recorded against sales amounted to $7.5 million, $7.9 million, $12.5 million and $10.0 million, respectively.  Wholesaler sales were $9.3 million, $9.9 million, $16.7 million and $15.8 million, respectively.  The increase in the dollar value of the reserves corresponds to the increase in wholesale sales.”

“New product sales – as new products are introduced, greater incentives often accompany the introduction.  New product net sales of $3.1 million in the third quarter of Fiscal 2006 are net of reserves of $2.8 million.  This is a significant increase over the second quarter new product net sales of $1.8 million, net of $1.0 million in reserves for the second quarter.”

Due to the fact that sales are reported net of reserves, disclosure will need to include the amount of net sales and the amount of the reserves impacting those new products.  Management will be certain that the relationship of the reserve and net sales number is clear to the reader of the reports and to the investors.

SEC Comment #4

We acknowledge your response to our previous comment two, but do not believe that the comparison of your historical over/under accruals of reserves to total revenues demonstrates your ability to substantiate a determinable sales price under paragraph 6a of SFAS 48. In addition your comparison of these reserves to revenues over a two-year period does not appear to address the requirement to make reasonable and reliable estimates of sales prices each quarter.  As a result, please demonstrate to us how you are able to reasonably and reliably determine your sales prices for your products. In your response, please provide to us an analysis on a quarterly basis since the beginning of fiscal 2004 of your over/under accruals of chargebacks, rebates and other promotional credits, the reasons for the over/under accruals, and the why these reasons do not prohibit revenue recognition under paragraph 6a of SFAS 48.

Lannett Response:

Management believes that paragraph 6a of SFAS 48, regarding the seller’s price to the buyer being substantially fixed or determinable at the date of sale, is satisfied by the fact that each component of the final sales price is determined by contract with the retail pharmacies, or customers.  The contract governs factors such as rate, volume, and discount percentage by customer.  These components provide management with sufficient information to accurately calculate a proper reserve.  It provides enough detail to substantiate said reserve and to mitigate the only variable, which is final customer mix.

The selling price of each product is fixed and determinable according to the terms and conditions of the contractual agreements.  Whether the pharmacy purchases the products directly from Lannett or through a wholesaler, the contracted price between Lannett and the pharmacy is honored.  In addition, the Company enters into agreements with the wholesalers specifying, for each customer of the wholesaler, the chargeback and rebate amounts that are payable by us to the wholesaler upon ultimate sale of each product by the wholesaler to its customer (In some cases, the Company will enter into agreements with pharmacies or other prescription providers; these groups will then specify which wholesaler they will buy Lannett’s product from so that the chargeback and rebate can be paid to the wholesaler).

With the selling price of a product contractually fixed and determinable, the only variable regarding the overall amount of revenue to be recognized in a given reporting period is related to the Company’s ability to forecast the wholesaler’s customer mix for each product.  Each wholesaler’s customer mix is estimated by product based on actual experience with each wholesaler and each retail pharmacy.

At the end of each month, the first step in estimating the chargeback and rebate reserve is to prepare a list of each of our vendors’ customers and the applicable contractual chargeback and rebate rates for each product available for sale.

			Cash	Base	RDC	Indirect	Trade Show	Total	Net
Product	WAC	Contract	Discount	Rebate	Rebate	Rebates	Rebate	Disc/Reb	Price

Levothyroxine 025mcg	$18.97	$7.42	0.38	0.74	0.19	0.37	1.14	2.82	$4.60

“WAC” stands for Wholesaler Acquisition Cost.  This is the amount invoiced to wholesalers.  “Contract” is the contracted price with a retail pharmacy.  The difference between WAC and Contract is the amount of the chargeback.  “RDC” stands for Regional Distribution Center.  It is one of several standard rebates offered to pharmacies.

The Company then calculates a weighted average expected chargeback and rebate rate for each product based on an analysis of the historical sales, chargeback and rebate activity by customer.  In our judgment, this gives the most appropriate information to arrive at the net prices.

Product Line	Potency	Config	Customer	% of historical sales		Net price		Net Avg Price
Levothyroxine	25	100’s	McKesson	[22	]%	[4.6	]	[1.01	]
			Premier	[19	]%	[7.01	]	[1.33	]
			Amerisource	[16	]%	[9.48	]	[1.52	]
			Cardinal	[14	]%	[7.05	]	[0.99	]
			Optisource	[7	]%	[7.29	]	[0.51	]
			Other	[22	]%	[7.08	]	[1.56	]
				100%				$6.92

			Reserve rate	18.97 - 6.92		=		$12.05

These reserve rebate rates are multiplied by the Company’s sales in order to calculate the required reserve for rebates and chargebacks.

Although the Company believes that, historically, total rebates and chargebacks have been estimated accurately, systems currently in place are being updated to allow the Company to accurately estimate and track reserve activity individually for chargebacks, rebates, returns and other without imposing a significant strain on the resources of the Company.  Because of this, the Company relies on several additional month and year to date analyses.   Please see our response to comment #2 in addition to the following information for the work that is performed to conclude on the accuracy of the reserve.

The first analysis performed is the “revenue reserve to gross sales ratio”.  Historically, the ratio has approximated 40%.  In the month of June, the percentage was 32%.  This can be explained as the ratio of wholesale and distribution sales to total gross sales declined.  The wholesalers are the only customers who receive chargebacks, and chargebacks make up two-thirds of the estimated reserve.  For the year ending June 30, 2006, the total “revenue reserve to gross sales ratio,” [CONFIDENTIAL TREATMENT – INFORMATION FILED SEPARATELY WITH THE COMMISSION], is 35%.  Again, for the fiscal year ended June 30, 2006, Lannett’s sales to the three major wholesalers (Lannett’s chargebacks primarily go to three wholesale customers) as a percentage of total sales slightly declined.

The next review of the “gross receivables calculation” shows that, as of June 30, 2006, the difference between the two most recent months of gross sales and the gross A/R balance is $4.1 million – with gross A/R having a higher balance.  Normally this amount should equal zero.  A balance indicates either a collection problem or a processing issue.  In this case, it is processing-related.  This was confirmed by comparing the open invoices in our A/R detail to the A/R balance, and found that only $350,000 of this difference is related to open invoices.  The remainder of the $4.1 million difference is due to unprocessed credits.  Currently, Lannett receives checks from certain wholesalers that do not immediately provide the detail of the chargebacks.  Lannett then follows up with the wholesalers to obtain the needed documentation.  The Company is currently in the process of implementing new transactional tracking which will assist in the reporting of these chargeback differences. This issue is expected to be resolved by the end of December 2006.

When performing the “net receivable calculation” for the year ending June 30, 2006, a difference of $1.5 million resulted.  The excess of net sales over net AR is due to customer payments being received more quickly than credits for chargebacks being taken.  This is a possible sell-through issue, and is being reviewed by management to ensure there is not a sales issue with the wholesale customers.    This calculation eliminates the effect of timing issues, but gives assurance as to the accuracy of the reserve against sales, and the reserve on the balance sheet.  From this information, the conclusion is reached that the reserve appears in line with current sales reserves, but the Company must work with wholesalers to ensure steps are taken to keep inventory product sales moving.

Finally, on a quarterly basis, the reserve is recalculated using the “wholesaler inventory calculation.”  This is an alternative calculation based on the amounts of each product at the wholesalers.  This calculation takes the actual units in stock at each wholesaler, and applies a chargeback and rebate amount to each product in wholesaler inventory.  The calculation results in a potential reserve needed on items as yet to be sold by the wholesaler. This calculation resulted in an estimated $8.5 million reserve balance required at June 30, 2006.  The difference between this current amount and the actual reserve is $4.5 million – nearly the same as the difference in the “gross receivable calculation”.  This difference gives management confidence that the estimated reserve is accurate, and will reflect a normal number once the processing of all chargebacks takes place.  Again, this issue is expected to be resolved by the end of December 2006.

SEC Comment #5

We do not understand how you could evaluate whether you were carrying excess Levothyroxine Sodium tablet inventory with the calculation you provided in response to part b. of our previous comment five. Without an indication of current pull-through demand, either prescriptions filled or, at a minimum, wholesaler shipments to retailers, we do not understand how you concluded that you had no excess inventory prior to June 2005. Please revise the calculation you provided to include, at a minimum, the sell-through rates of your wholesalers as identified in your response to part d. of our previous comment five and explain in detail how you were able to conclude that excess inventory did not exist prior to June 2005. In your response, please tell us how many units you reserved in June 2005.

Lannett Response:

Lannett performs an analysis of market size, number of competitors, production costs, selling price and other such factors when considering which products to bring to market.  Market intelligence, such as market share data provided by NDC Health (recently acquired by Wolters Kluwer Health, but still referred to internally as NDC Health data), industry relationships and customer relationships all play a part in helping Lannett management understand market needs and related business opportunities in the pharmaceutical market.  All of these factors also played a part in developing management’s perspective that its sales of Levothyroxine Sodium to the wholesaler market would result in ultimate sell through to final retail customers.  This same perspective related to management’s belief that existing Lannett inventory would be sold through to Lannett customers.

Before Lannett negotiated with Jerome Stevens to secure the exclusive rights to market Levothyroxine Sodium (along with two other products) management performed a significant level of analysis to better understand the market opportunity.  The ultimate assessment of that market opportunity resulted in Lannett exchanging 4 million shares of its stock, with a market value of roughly $65 million, for 10 year exclusive marketing rights for the Levothyroxine Sodium product.  Since the Levothyroxine Sodium product carried a roughly 50% gross margin, there was clearly an expectation that this product would result in significant volume in the marketplace over time to result in a reasonable return on investment.

In March 2005, Lannett did an analysis of customer inventory on hand using data from the wholesalers (their inventory of our products) and sell-through rates.  Immediately prior to Lannett securing its AB rating, the inventory on hand (at the wholesaler) averaged 15 months.  3 months after the AB rating was obtained, the inventory on hand calculation averaged 5 months.  Prior to the AB rating, there was enough evidence from NDC reports to conclude that once Lannett got the AB rating, sales would greatly increase and the wholesalers would immediately increase the sell-through rates of the products.

In May and June 2005, the Company realized that despite the growing market share, it would be prudent to increase its obsolescence reserve for short-dated Levothyroxine Sodium.  Please refer to the May 31, 2006 Lannett response to the April 21, 2006 SEC Comment #7 for a more comprehensive overview of the progression of facts and circumstances regarding Lannett’s Levothyroxine Sodium sales that led to the more comprehensive analysis of existing inventory levels in March 2005.

As you will see from the following table, the Levothyroxine Sodium market included roughly 350 million tablets in June 2004.  This unit volume was composed of 96% brand volume and 4% generic volume.  Importantly, there was an existing market for generic Levothyroxine Sodium prior to any market participant receiving an AB rating from the FDA.  This fact supports a reasonable belief that generic sales volume would continue, albeit at lower than anticipated levels, even in the absence of AB ratings being granted by the FDA.

Levothyroxine Sodium Market Comparison - Jun 04 to Jun 05

Market	June 04		June 05		Variance
Brand	Tablets	%	Tablets	%	Tablets	%

Levothroid	21,267,153	6.1%	16,935,414	5.0%	(4,331,739)	-20.4%
Levoxyl	91,606,887	26.2%	49,143,957	14.4%	(42,462,930)	-46.4%
Synthroid	221,934,476	63.5%	143,395,793	42.0%	(78,538,683)	-35.4%
Unithroid	616,241	0.2%	1,447,210	0.4%	830,969	134.8%
Sub-Total Brand	335,424,757	96.0%	210,922,374	61.8%	(124,502,383)	-37.1%

Generic	Tablets	%	Tablets	%	Tablets	%
Lannett	7,347,456	2.1%	14,823,258	4.3%	7,475,802	101.7%
Mylan	5,659,165	1.6%	22,307,072	6.5%	16,647,907	294.2%
Sandoz	1,146,270	0.3%	93,203,206	27.3%	92,056,936	8031.0%
Sub Total Generic	14,152,891	4.0%	130,333,536	38.2%	116,180,645	820.9%

Total Levo Market	349,577,648	100.0%	341,255,910	100.0%	(8,321,738)	-2.4%

source: NDC Health

In addition, the above data demonstrate that Levothyroxine Sodium generic market share increased significantly after the AB ratings were granted during the period from June through December 2004.  Generic tablet volume increased from 4% in June 2004 to over 38% in June 2005.  This increased market pull through was very similar, although slightly less dramatic, than what Lannett management expected to occur in the market after AB ratings were granted.

Additional information currently available, although not available at the time of the inventory reserve, further supports management conclusions regarding the large market opportunity in Levothyroxine Sodium after AB ratings were granted by the FDA and the market adjusted to this new lower cost alternative.  The following table shows total prescription unit volume and dollars for this product listed by market participant.  As you will see, this market currently represents roughly $1.3 billion of prescription sales opportunity, which would be more than sufficient market size to allow absorption of Lannett’s initial $10 million of product sell through into the wholesaler market if the course of events played out as expected by management at the time.

Levothyroxine Retail Market

Time Period - Current 12 Months Ending June 2006

Trx Dollars = The $ paid for prescriptions at retail pharmacies.

Source: Wolters Kluwer Health

	Current 12 Months	Current 12 Months
Generic Prod Manufacturer	Ending 2006-06	Ending 2006-06
	TRx Qty	TRx Dollars
ABBOTT	1,239,041,145	$634,797,204
AHP	5,657	$1,319
ALIGEN	1,670	$71
APP	3,312	$111,816
BEDFORD LABS	13,689	$92,500
BEST GENERICS	270	$6
BIOLINE	300	$7
DANIELS	6,532	$534
DURAMED	23,845	$3,636
EM PHARMA	30	$5
ESI LEDERLE	9,656	$1,831
FOREST PHARM	143,823,764	$27,599,640
GENEVA PHARM.	3,990	$168
GOLDLINE	14,893	$1,317
H.L.MOORE	650	$19
HARBER	90	$10
HEARTLAND HLTH	390	$81
IVAX PHARMACEUT	311,783	$79,111
J.J.BALAN	360	$8
JEROME STEVENS	31,060	$6,549
LANNETT	180,660,851	$49,234,201
LEDERLE	959	$26
MAJOR	17,034	$698
MONARCH PHARM	452,880,558	$163,904,781
MYLAN	315,936,545	$72,689,022
PARMED	1,160	$40
PECOS PHARM.	7,457	$436
PHARMA BASICS	642	$45
QUALITEST	216,030	$50,663
REPACKER MFG	289,853	$134,666
ROBERTS	180	$26
RUGBY	8,412	$346
SANDOZ	1,139,903,966	$354,006,202
SCHEIN	2,962	$61
STADA PHARM	7,800	$1,459
UNIT-DOSE	10	$127
URL	87,089	$16,494
VINTAGE PHARM	115,214	$26,820
WARNER-CHILCOTT	16,013	$2,261
WATSON LABS	382,100	$120,584
WATSON PHARMA	5,968	$3,988
Total	3,473,833,889	$1,302,888,779

This increased pull through rate shown in the above market share data would have been more than sufficient to deplete all Lannett inventories of this product, if the second AB rating was granted to Lannett sooner.  It took Lannett management roughly two to three months of activity in the marketplace with both AB ratings to realize that the expected pull through was not occurring.  It took an additional month of sales results to realize that the planned marketing efforts would not accelerate volume as expected.  Lannett’s second AB rating was granted in December 2004.  The additional two months of sales data followed by one month of additional promotional activity brought the additional analysis date to the March and April 2005 timeframe.  Despite this adverse market response, there was still a significant belief that the existing inventory levels would not require any additional reserves as late as April 2005.

Through April 2005, Lannett management believed that scientific data supported an additional one year extended dating on all existing Levothyroxine Sodium inventory.  This belief was confirmed both verbally and in writing on several occasions with individuals from both Lannett and Jerome Stevens.  While there were still many individuals in Lannett management who believed such extended dating was still likely, financial management ultimately decided that such outcome was not probable.  This assessment was made because the extended dating did not actually happen even after a number of weeks passed after Lannett received its second AB rating without the expected flow through of inventory (as discussed in prior response letters).

Lannett’s inventory obsolescence policy includes the following reserve amounts based upon quantity and value of inventory on hand approaching shelf life expiration dates.  Lannett reserves: 1% of inventory value for all items expiring more than 15 months from current date; 25% of inventory value for all items expiring from 12 months to 15 months from current date; 50% of inventory value for all items expiring from 9 months to 12 months from current date; and 100% of inventory value for all items expiring within 9 months from current date.

If management used the standard Company policy to assess the Levothyroxine Sodium obsolescence levels, the resulting inventory reserve would have only increased from $750,000 as of March 2005 to roughly $2.0 million at the end of June 2005.  In the June 2005 quarter, management decided to specifically identify an additional $2.5 million reserve after the extended dating and other promotions did not accelerate the sell-through rates.  This analysis below shows that the standard reserve policy resulted in a $2.0 million reserve requirement, however, by estimating future sales, the company showed that by December, this reserve would need to be closer to $4.5 million.  That higher amount was booked in order to record the reserve as soon as the information was known.

Report Methodology

(for review purposes only)

1

A roll-forward number starting with the inventory as of June 30, 2005 and subtracting the cost of forecasted sales while adding back the purchases of inventory necessary to cover the forecast when there is no valid stock on hand.

2	Using the rolling 12 month sales forecast provided by the sales department, accounting costed the individual units based on the inventory unit cost.

3	On those occasions where there were sales forecast with no valid stock, we assumed an additional purchase of stock

4	Beginning inventory - COGS + new purchases

5	Using our policy, this is the cost of those items where their expiration is within 9 months from month end.

6	The remainder of inventory evaluated at 50% value for 10-12 month until expiration, 25% of value for 13-15 months until expiration, and 1% for all others.

7	This is the total reserve based our policy as it will be at month end based on FIFO deductions of inventory for the quantities forecast for the month from the preceding month’s balances.

8	The amount the reserve will increase/(decrease) from the prior month’s reserve.

Lannett Company, Inc.

Levothyroxine Obsolescence Exposure

As of June 30, 2005

		Current
		Jun-05	Jul-05	Aug-05	Sep-05	Oct-05	Nov-05	Dec-05

Inventory on Hand*	1	4,986,057	4,986,057	4,646,180	4,561,362	4,506,162	4,493,349	4,483,821

Projected Cost of Sales**	2		(663,475)	(485,664)	(514,134)	(455,160)	(473,826)	(458,809)

Projected purchases as needed for sales*	3		323,598	400,846	458,934	442,348	464,298	451,213

Amount of current inventory still on hand	4	4,986,057	4,646,180	4,561,362	4,506,162	4,493,349	4,483,821	4,476,225

Expired and short-dated stock	5	500,511	853,209	1,048,943	2,360,643	4,143,144	4,422,296	4,422,296
Reserve for Obsolescence using policy	6	1,525,364	1,723,924	1,689,910	1,040,062	149,557	15,381	16,716

Total write down of Levo inventory	7	2,025,875	2,577,133	2,738,853	3,400,705	4,292,702	4,437,677	4,439,012

Monthly change in Cost of Goods Sold	8		551,258	161,720	661,852	891,997	144,976	1,334

*      Assuming no further purchases of Levothyroxin or Unithroid from Jerome Stevens.  On those items where sales are forecast and no stock exists, it is assumed that we will purchase the quantity required.  Any effect from minimum order quantities is not reviewed in this report.

**   Assuming sales will be only of items with greater than 12 months until expiration

Levothyroxin Stock Levels	NOTE: ALL ITEMS MARKED “*CONFID*” READ “CONFIDENTIAL TREATMENT – INFORMATION FILED SEPARATELY WITH THE COMMISSION”

Using FIFO deductions from present stock

			Present - June 2005			July			August
Item #	Description	Expiration	Qty	Unit Cost	Extended	Qty	Unit Cost	Extended	Qty	Unit Cost	Extended
1344-0527-01	LEVOTHYROXINE SODIUM 088mcg TAB,	5/31/2005	527	*CONFID*	*CONFID*	527	*CONFID*	*CONFID*	527	*CONFID*	*CONFID*
1347-0527-01	LEVOTHYROXINE SODIUM 125mcg TAB,	7/31/2005	1,870	*CONFID*	*CONFID*	1,870	*CONFID*	*CONFID*	1,870	*CONFID*	*CONFID*
1341-0527-01	LEVOTHYROXINE SODIUM 025mcg TAB,	8/31/2005	1,150	*CONFID*	*CONFID*	1,150	*CONFID*	*CONFID*	1,150	*CONFID*	*CONFID*
1345-0527-01	LEVOTHYROXINE SODIUM 100mcg TAB,	9/30/2005	48	*CONFID*	*CONFID*	48	*CONFID*	*CONFID*	48	*CONFID*	*CONFID*
1344-0527-01	LEVOTHYROXINE SODIUM 088mcg TAB,	10/30/2005	24	*CONFID*	*CONFID*	24	*CONFID*	*CONFID*	24	*CONFID*	*CONFID*
1341-0527-01	LEVOTHYROXINE SODIUM 025mcg TAB,	10/31/2005	24	*CONFID*	*CONFID*	24	*CONFID*	*CONFID*	24	*CONFID*	*CONFID*
1343-0527-01	LEVOTHYROXINE SODIUM 075mcg TAB,	10/31/2005	66	*CONFID*	*CONFID*	66	*CONFID*	*CONFID*	66	*CONFID*	*CONFID*
1350-0527-01	LEVOTHYROXINE SODIUM 175mcg TAB,	11/30/2005	15	*CONFID*	*CONFID*	15	*CONFID*	*CONFID*	15	*CONFID*	*CONFID*
1379-0527-01	UNITHROID SODIUM TAB 200mcg, C	11/30/2005	24	*CONFID*	*CONFID*	24	*CONFID*	*CONFID*	24	*CONFID*	*CONFID*
1341-0527-10	LEVOTHYROXINE SODIUM 025mcg TAB,	1/30/2006	682	*CONFID*	*CONFID*	682	*CONFID*	*CONFID*	682	*CONFID*	*CONFID*
1371-0527-01	UNITHROID SODIUM TAB 050mcg, C	1/30/2006	48	*CONFID*	*CONFID*	48	*CONFID*	*CONFID*	48	*CONFID*	*CONFID*
1374-0527-01	UNITHROID SODIUM TAB 100mcg, C	1/30/2006	7,541	*CONFID*	*CONFID*	7,541	*CONFID*	*CONFID*	7,541	*CONFID*	*CONFID*
1379-0527-01	UNITHROID SODIUM TAB 200mcg, C	1/30/2006	9,712	*CONFID*	*CONFID*	9,712	*CONFID*	*CONFID*	9,712	*CONFID*	*CONFID*
1351-0527-10	LEVOTHYROXINE SODIUM 200mcg TAB,	2/28/2006	2,661	*CONFID*	*CONFID*	2,661	*CONFID*	*CONFID*	2,661	*CONFID*	*CONFID*
1352-0527-10	LEVOTHYROXINE SODIUM 300mcg TAB,	2/28/2006	861	*CONFID*	*CONFID*	861	*CONFID*	*CONFID*	861	*CONFID*	*CONFID*
1380-0527-01	UNITHROID SODIUM TAB 300mcg, C	2/28/2006	2,157	*CONFID*	*CONFID*	2,157	*CONFID*	*CONFID*	2,157	*CONFID*	*CONFID*
1344-0527-10	LEVOTHYROXINE SODIUM 088mcg TAB,	3/30/2006	2,993	*CONFID*	*CONFID*	2,993	*CONFID*	*CONFID*	2,993	*CONFID*	*CONFID*
1344-0527-10	LEVOTHYROXINE SODIUM 088mcg TAB,	3/30/2006	24	*CONFID*	*CONFID*	24	*CONFID*	*CONFID*	24	*CONFID*	*CONFID*
1344-0527-10	LEVOTHYROXINE SODIUM 088mcg TAB,	3/30/2006	30	*CONFID*	*CONFID*	30	*CONFID*	*CONFID*	30	*CONFID*	*CONFID*
1346-0527-10	LEVOTHYROXINE SODIUM 112mcg TAB,	3/30/2006	799	*CONFID*	*CONFID*	799	*CONFID*	*CONFID*	799	*CONFID*	*CONFID*
1350-0527-10	LEVOTHYROXINE SODIUM 175mcg TAB,	3/31/2006	817	*CONFID*	*CONFID*	817	*CONFID*	*CONFID*	817	*CONFID*	*CONFID*
1341-0527-01	LEVOTHYROXINE SODIUM 025mcg TAB,	4/1/2006	24	*CONFID*	*CONFID*	24	*CONFID*	*CONFID*	24	*CONFID*	*CONFID*
1341-0527-10	LEVOTHYROXINE SODIUM 025mcg TAB,	4/1/2006	1,236	*CONFID*	*CONFID*	1,236	*CONFID*	*CONFID*	1,236	*CONFID*	*CONFID*
1346-0527-10	LEVOTHYROXINE SODIUM 112mcg TAB,	4/1/2006	2,277	*CONFID*	*CONFID*	2,277	*CONFID*	*CONFID*	2,277	*CONFID*	*CONFID*
1347-0527-10	LEVOTHYROXINE SODIUM 125mcg TAB,	4/1/2006	24	*CONFID*	*CONFID*	24	*CONFID*	*CONFID*	24	*CONFID*	*CONFID*
1351-0527-01	LEVOTHYROXINE SODIUM 200mcg TAB,	4/1/2006	8,076	*CONFID*	*CONFID*	8,076	*CONFID*	*CONFID*	8,076	*CONFID*	*CONFID*
1346-0527-10	LEVOTHYROXINE SODIUM 112mcg TAB,	4/30/2006	3,796	*CONFID*	*CONFID*	3,796	*CONFID*	*CONFID*	3,796	*CONFID*	*CONFID*
1342-0527-01	LEVOTHYROXINE SODIUM 050mcg TAB,	5/1/2006	5	*CONFID*	*CONFID*	5	*CONFID*	*CONFID*	5	*CONFID*	*CONFID*
1342-0527-01	LEVOTHYROXINE SODIUM 050mcg TAB,	5/1/2006	1	*CONFID*	*CONFID*	1	*CONFID*	*CONFID*	1	*CONFID*	*CONFID*
1343-0527-01	LEVOTHYROXINE SODIUM 075mcg TAB,	5/31/2006	10,756	*CONFID*	*CONFID*	10,756	*CONFID*	*CONFID*	10,756	*CONFID*	*CONFID*
1347-0527-01	LEVOTHYROXINE SODIUM 125mcg TAB,	5/31/2006	17,696	*CONFID*	*CONFID*	17,696	*CONFID*	*CONFID*	17,696	*CONFID*	*CONFID*
1372-0527-01	UNITHROID SODIUM TAB 075mcg, C	5/31/2006	24	*CONFID*	*CONFID*	24	*CONFID*	*CONFID*	24	*CONFID*	*CONFID*
1374-0527-01	UNITHROID SODIUM TAB 100mcg, C	5/31/2006	24	*CONFID*	*CONFID*	24	*CONFID*	*CONFID*	24	*CONFID*	*CONFID*
1374-0527-01	UNITHROID SODIUM TAB 100mcg, C	5/31/2006	6,953	*CONFID*	*CONFID*	6,953	*CONFID*	*CONFID*	6,953	*CONFID*	*CONFID*
1342-0527-01	LEVOTHYROXINE SODIUM 050mcg TAB,	6/30/2006	3,470	*CONFID*	*CONFID*	3,470	*CONFID*	*CONFID*	3,470	*CONFID*	*CONFID*
1342-0527-10	LEVOTHYROXINE SODIUM 050mcg TAB,	6/30/2006	1,990	*CONFID*	*CONFID*	1,990	*CONFID*	*CONFID*	1,990	*CONFID*	*CONFID*
1344-0527-01	LEVOTHYROXINE SODIUM 088mcg TAB,	6/30/2006	5,000	*CONFID*	*CONFID*	5,000	*CONFID*	*CONFID*	5,000	*CONFID*	*CONFID*
1344-0527-01	LEVOTHYROXINE SODIUM 088mcg TAB,	6/30/2006	35,757	*CONFID*	*CONFID*	35,757	*CONFID*	*CONFID*	35,757	*CONFID*	*CONFID*
1345-0527-10	LEVOTHYROXINE SODIUM 100mcg TAB,	6/30/2006	383	*CONFID*	*CONFID*	383	*CONFID*	*CONFID*	383	*CONFID*	*CONFID*
1346-0527-01	LEVOTHYROXINE SODIUM 112mcg TAB,	6/30/2006	9,119	*CONFID*	*CONFID*	9,119	*CONFID*	*CONFID*	9,119	*CONFID*	*CONFID*
1346-0527-01	LEVOTHYROXINE SODIUM 112mcg TAB,	6/30/2006	49,626	*CONFID*	*CONFID*	49,626	*CONFID*	*CONFID*	49,626	*CONFID*	*CONFID*
1349-0527-01	LEVOTHYROXINE SODIUM 150mcg TAB,	6/30/2006	48	*CONFID*	*CONFID*	48	*CONFID*	*CONFID*	48	*CONFID*	*CONFID*
1350-0527-01	LEVOTHYROXINE SODIUM 175mcg TAB,	6/30/2006	21,852	*CONFID*	*CONFID*	21,852	*CONFID*	*CONFID*	21,852	*CONFID*	*CONFID*
1350-0527-01	LEVOTHYROXINE SODIUM 175mcg TAB,	6/30/2006	39,087	*CONFID*	*CONFID*	39,087	*CONFID*	*CONFID*	39,087	*CONFID*	*CONFID*
1350-0527-10	LEVOTHYROXINE SODIUM 175mcg TAB,	6/30/2006	50	*CONFID*	*CONFID*	50	*CONFID*	*CONFID*	50	*CONFID*	*CONFID*
1351-0527-01	LEVOTHYROXINE SODIUM 200mcg TAB,	6/30/2006	33,610	*CONFID*	*CONFID*	33,610	*CONFID*	*CONFID*	33,610	*CONFID*	*CONFID*
1351-0527-01	LEVOTHYROXINE SODIUM 200mcg TAB,	6/30/2006	20,854	*CONFID*	*CONFID*	20,854	*CONFID*	*CONFID*	20,854	*CONFID*	*CONFID*
1373-0527-01	UNITHROID SODIUM TAB 088mcg, C	6/30/2006	40	*CONFID*	*CONFID*	40	*CONFID*	*CONFID*	40	*CONFID*	*CONFID*
1378-0527-01	UNITHROID SODIUM TAB 175mcg, C	6/30/2006	24	*CONFID*	*CONFID*	24	*CONFID*	*CONFID*	24	*CONFID*	*CONFID*
1378-0527-01	UNITHROID SODIUM TAB 175mcg, C	6/30/2006	704	*CONFID*	*CONFID*	704	*CONFID*	*CONFID*	704	*CONFID*	*CONFID*
1341-0527-01	LEVOTHYROXINE SODIUM 025mcg TAB,	7/31/2006	34,668	*CONFID*	*CONFID*	30,324	*CONFID*	*CONFID*	30,324	*CONFID*	*CONFID*
1342-0527-01	LEVOTHYROXINE SODIUM 050mcg TAB,	7/31/2006	49,860	*CONFID*	*CONFID*	42,864	*CONFID*	*CONFID*	42,864	*CONFID*	*CONFID*
1342-0527-01	LEVOTHYROXINE SODIUM 050mcg TAB,	7/31/2006	51,225	*CONFID*	*CONFID*	51,225	*CONFID*	*CONFID*	51,225	*CONFID*	*CONFID*
1344-0527-01	LEVOTHYROXINE SODIUM 088mcg TAB,	7/31/2006	5,000	*CONFID*	*CONFID*	1,964	*CONFID*	*CONFID*	1,964	*CONFID*	*CONFID*
1344-0527-01	LEVOTHYROXINE SODIUM 088mcg TAB,	7/31/2006	43,119	*CONFID*	*CONFID*	43,119	*CONFID*	*CONFID*	43,119	*CONFID*	*CONFID*
1345-0527-01	LEVOTHYROXINE SODIUM 100mcg TAB,	7/31/2006	31,922	*CONFID*	*CONFID*	25,574	*CONFID*	*CONFID*	25,574	*CONFID*	*CONFID*
1345-0527-10	LEVOTHYROXINE SODIUM 100mcg TAB,	7/31/2006	4,727	*CONFID*	*CONFID*	1,864	*CONFID*	*CONFID*	1,864	*CONFID*	*CONFID*
1345-0527-10	LEVOTHYROXINE SODIUM 100mcg TAB,	7/31/2006	2,639	*CONFID*	*CONFID*	2,639	*CONFID*	*CONFID*	2,639	*CONFID*	*CONFID*
1345-0527-10	LEVOTHYROXINE SODIUM 100mcg TAB,	7/31/2006	2,467	*CONFID*	*CONFID*	2,467	*CONFID*	*CONFID*	2,467	*CONFID*	*CONFID*
1345-0527-10	LEVOTHYROXINE SODIUM 100mcg TAB,	7/31/2006	5,159	*CONFID*	*CONFID*	5,159	*CONFID*	*CONFID*	5,159	*CONFID*	*CONFID*
1346-0527-01	LEVOTHYROXINE SODIUM 112mcg TAB,	7/31/2006	37,661	*CONFID*	*CONFID*	35,561	*CONFID*	*CONFID*	35,561	*CONFID*	*CONFID*
1341-0527-01	LEVOTHYROXINE SODIUM 025mcg TAB,	8/31/2006	50,408	*CONFID*	*CONFID*	50,408	*CONFID*	*CONFID*	47,208	*CONFID*	*CONFID*
1347-0527-10	LEVOTHYROXINE SODIUM 125mcg TAB,	8/31/2006	464	*CONFID*	*CONFID*	4	*CONFID*	*CONFID*	—	*CONFID*	*CONFID*
1349-0527-10	LEVOTHYROXINE SODIUM 150mcg TAB,	8/31/2006	149	*CONFID*	*CONFID*	—	*CONFID*	*CONFID*	—	*CONFID*	*CONFID*
1376-0527-01	UNITHROID SODIUM TAB 125mcg, C	8/31/2006	6,935	*CONFID*	*CONFID*	5,363	*CONFID*	*CONFID*	3,363	*CONFID*	*CONFID*
1372-0527-01	UNITHROID SODIUM TAB 075mcg, C	11/28/2006	2,947	*CONFID*	*CONFID*	233	*CONFID*	*CONFID*	—	*CONFID*	*CONFID*
1372-0527-01	UNITHROID SODIUM TAB 075mcg, C	11/28/2006	4,535	*CONFID*	*CONFID*	4,535	*CONFID*	*CONFID*	1,518	*CONFID*	*CONFID*
1344-0527-01	LEVOTHYROXINE SODIUM 088mcg TAB,	12/31/2006	1,484	*CONFID*	*CONFID*	1,484	*CONFID*	*CONFID*	—	*CONFID*	*CONFID*
1344-0527-01	LEVOTHYROXINE SODIUM 088mcg TAB,	12/31/2006	3,316	*CONFID*	*CONFID*	3,316	*CONFID*	*CONFID*	3,050	*CONFID*	*CONFID*
1349-0527-01	LEVOTHYROXINE SODIUM 150mcg TAB,	12/31/2006	12,021	*CONFID*	*CONFID*	6,645	*CONFID*	*CONFID*	3,445	*CONFID*	*CONFID*
1372-0527-01	UNITHROID SODIUM TAB 075mcg, C	12/31/2006	856	*CONFID*	*CONFID*	856	*CONFID*	*CONFID*	856	*CONFID*	*CONFID*
1373-0527-01	UNITHROID SODIUM TAB 088mcg, C	12/31/2006	4,557	*CONFID*	*CONFID*	3,645	*CONFID*	*CONFID*	2,245	*CONFID*	*CONFID*
1373-0527-01	UNITHROID SODIUM TAB 088mcg, C	12/31/2006	4,698	*CONFID*	*CONFID*	4,698	*CONFID*	*CONFID*	4,698	*CONFID*	*CONFID*
1379-0527-01	UNITHROID SODIUM TAB 200mcg, C	1/31/2007	4,320	*CONFID*	*CONFID*	3,780	*CONFID*	*CONFID*	3,355	*CONFID*	*CONFID*
1352-0527-10	LEVOTHYROXINE SODIUM 300mcg TAB,	2/28/2007	826	*CONFID*	*CONFID*	802	*CONFID*	*CONFID*	792	*CONFID*	*CONFID*
1380-0527-01	UNITHROID SODIUM TAB 300mcg, C	2/28/2007	154	*CONFID*	*CONFID*	34	*CONFID*	*CONFID*	—	*CONFID*	*CONFID*
1343-0527-01	LEVOTHYROXINE SODIUM 075mcg TAB,	00/00/0000	914	*CONFID*	*CONFID*	—	*CONFID*	*CONFID*	—	*CONFID*	*CONFID*

			671,610		*CONFID*			*CONFID*	617,869		*CONFID*

			September			October
Item #	Description	Expiration	Qty	Unit Cost	Extended	Qty	Unit Cost	Extended
1344-0527-01	LEVOTHYROXINE SODIUM 088mcg TAB,	5/31/2005	527	*CONFID*	*CONFID*	527	*CONFID*	*CONFID*
1347-0527-01	LEVOTHYROXINE SODIUM 125mcg TAB,	7/31/2005	1,870	*CONFID*	*CONFID*	1,870	*CONFID*	*CONFID*
1341-0527-01	LEVOTHYROXINE SODIUM 025mcg TAB,	8/31/2005	1,150	*CONFID*	*CONFID*	1,150	*CONFID*	*CONFID*
1345-0527-01	LEVOTHYROXINE SODIUM 100mcg TAB,	9/30/2005	48	*CONFID*	*CONFID*	48	*CONFID*	*CONFID*
1344-0527-01	LEVOTHYROXINE SODIUM 088mcg TAB,	10/30/2005	24	*CONFID*	*CONFID*	24	*CONFID*	*CONFID*
1341-0527-01	LEVOTHYROXINE SODIUM 025mcg TAB,	10/31/2005	24	*CONFID*	*CONFID*	24	*CONFID*	*CONFID*
1343-0527-01	LEVOTHYROXINE SODIUM 075mcg TAB,	10/31/2005	66	*CONFID*	*CONFID*	66	*CONFID*	*CONFID*
1350-0527-01	LEVOTHYROXINE SODIUM 175mcg TAB,	11/30/2005	15	*CONFID*	*CONFID*	15	*CONFID*	*CONFID*
1379-0527-01	UNITHROID SODIUM TAB 200mcg, C	11/30/2005	24	*CONFID*	*CONFID*	24	*CONFID*	*CONFID*
1341-0527-10	LEVOTHYROXINE SODIUM 025mcg TAB,	1/30/2006	682	*CONFID*	*CONFID*	682	*CONFID*	*CONFID*
1371-0527-01	UNITHROID SODIUM TAB 050mcg, C	1/30/2006	48	*CONFID*	*CONFID*	48	*CONFID*	*CONFID*
1374-0527-01	UNITHROID SODIUM TAB 100mcg, C	1/30/2006	7,541	*CONFID*	*CONFID*	7,541	*CONFID*	*CONFID*
1379-0527-01	UNITHROID SODIUM TAB 200mcg, C	1/30/2006	9,712	*CONFID*	*CONFID*	9,712	*CONFID*	*CONFID*
1351-0527-10	LEVOTHYROXINE SODIUM 200mcg TAB,	2/28/2006	2,661	*CONFID*	*CONFID*	2,661	*CONFID*	*CONFID*
1352-0527-10	LEVOTHYROXINE SODIUM 300mcg TAB,	2/28/2006	861	*CONFID*	*CONFID*	861	*CONFID*	*CONFID*
1380-0527-01	UNITHROID SODIUM TAB 300mcg, C	2/28/2006	2,157	*CONFID*	*CONFID*	2,157	*CONFID*	*CONFID*
1344-0527-10	LEVOTHYROXINE SODIUM 088mcg TAB,	3/30/2006	2,993	*CONFID*	*CONFID*	2,993	*CONFID*	*CONFID*
1344-0527-10	LEVOTHYROXINE SODIUM 088mcg TAB,	3/30/2006	24	*CONFID*	*CONFID*	24	*CONFID*	*CONFID*
1344-0527-10	LEVOTHYROXINE SODIUM 088mcg TAB,	3/30/2006	30	*CONFID*	*CONFID*	30	*CONFID*	*CONFID*
1346-0527-10	LEVOTHYROXINE SODIUM 112mcg TAB,	3/30/2006	799	*CONFID*	*CONFID*	799	*CONFID*	*CONFID*
1350-0527-10	LEVOTHYROXINE SODIUM 175mcg TAB,	3/31/2006	817	*CONFID*	*CONFID*	817	*CONFID*	*CONFID*
1341-0527-01	LEVOTHYROXINE SODIUM 025mcg TAB,	4/1/2006	24	*CONFID*	*CONFID*	24	*CONFID*	*CONFID*
1341-0527-10	LEVOTHYROXINE SODIUM 025mcg TAB,	4/1/2006	1,236	*CONFID*	*CONFID*	1,236	*CONFID*	*CONFID*
1346-0527-10	LEVOTHYROXINE SODIUM 112mcg TAB,	4/1/2006	2,277	*CONFID*	*CONFID*	2,277	*CONFID*	*CONFID*
1347-0527-10	LEVOTHYROXINE SODIUM 125mcg TAB,	4/1/2006	24	*CONFID*	*CONFID*	24	*CONFID*	*CONFID*
1351-0527-01	LEVOTHYROXINE SODIUM 200mcg TAB,	4/1/2006	8,076	*CONFID*	*CONFID*	8,076	*CONFID*	*CONFID*
1346-0527-10	LEVOTHYROXINE SODIUM 112mcg TAB,	4/30/2006	3,796	*CONFID*	*CONFID*	3,796	*CONFID*	*CONFID*
1342-0527-01	LEVOTHYROXINE SODIUM 050mcg TAB,	5/1/2006	5	*CONFID*	*CONFID*	5	*CONFID*	*CONFID*
1342-0527-01	LEVOTHYROXINE SODIUM 050mcg TAB,	5/1/2006	1	*CONFID*	*CONFID*	1	*CONFID*	*CONFID*
1343-0527-01	LEVOTHYROXINE SODIUM 075mcg TAB,	5/31/2006	10,756	*CONFID*	*CONFID*	10,756	*CONFID*	*CONFID*
1347-0527-01	LEVOTHYROXINE SODIUM 125mcg TAB,	5/31/2006	17,696	*CONFID*	*CONFID*	17,696	*CONFID*	*CONFID*
1372-0527-01	UNITHROID SODIUM TAB 075mcg, C	5/31/2006	24	*CONFID*	*CONFID*	24	*CONFID*	*CONFID*
1374-0527-01	UNITHROID SODIUM TAB 100mcg, C	5/31/2006	24	*CONFID*	*CONFID*	24	*CONFID*	*CONFID*
1374-0527-01	UNITHROID SODIUM TAB 100mcg, C	5/31/2006	6,953	*CONFID*	*CONFID*	6,953	*CONFID*	*CONFID*
1342-0527-01	LEVOTHYROXINE SODIUM 050mcg TAB,	6/30/2006	3,470	*CONFID*	*CONFID*	3,470	*CONFID*	*CONFID*
1342-0527-10	LEVOTHYROXINE SODIUM 050mcg TAB,	6/30/2006	1,990	*CONFID*	*CONFID*	1,990	*CONFID*	*CONFID*
1344-0527-01	LEVOTHYROXINE SODIUM 088mcg TAB,	6/30/2006	5,000	*CONFID*	*CONFID*	5,000	*CONFID*	*CONFID*
1344-0527-01	LEVOTHYROXINE SODIUM 088mcg TAB,	6/30/2006	35,757	*CONFID*	*CONFID*	35,757	*CONFID*	*CONFID*
1345-0527-10	LEVOTHYROXINE SODIUM 100mcg TAB,	6/30/2006	383	*CONFID*	*CONFID*	383	*CONFID*	*CONFID*
1346-0527-01	LEVOTHYROXINE SODIUM 112mcg TAB,	6/30/2006	9,119	*CONFID*	*CONFID*	9,119	*CONFID*	*CONFID*
1346-0527-01	LEVOTHYROXINE SODIUM 112mcg TAB,	6/30/2006	49,626	*CONFID*	*CONFID*	49,626	*CONFID*	*CONFID*
1349-0527-01	LEVOTHYROXINE SODIUM 150mcg TAB,	6/30/2006	48	*CONFID*	*CONFID*	48	*CONFID*	*CONFID*
1350-0527-01	LEVOTHYROXINE SODIUM 175mcg TAB,	6/30/2006	21,852	*CONFID*	*CONFID*	21,852	*CONFID*	*CONFID*
1350-0527-01	LEVOTHYROXINE SODIUM 175mcg TAB,	6/30/2006	39,087	*CONFID*	*CONFID*	39,087	*CONFID*	*CONFID*
1350-0527-10	LEVOTHYROXINE SODIUM 175mcg TAB,	6/30/2006	50	*CONFID*	*CONFID*	50	*CONFID*	*CONFID*
1351-0527-01	LEVOTHYROXINE SODIUM 200mcg TAB,	6/30/2006	33,610	*CONFID*	*CONFID*	33,610	*CONFID*	*CONFID*
1351-0527-01	LEVOTHYROXINE SODIUM 200mcg TAB,	6/30/2006	20,854	*CONFID*	*CONFID*	20,854	*CONFID*	*CONFID*
1373-0527-01	UNITHROID SODIUM TAB 088mcg, C	6/30/2006	40	*CONFID*	*CONFID*	40	*CONFID*	*CONFID*
1378-0527-01	UNITHROID SODIUM TAB 175mcg, C	6/30/2006	24	*CONFID*	*CONFID*	24	*CONFID*	*CONFID*
1378-0527-01	UNITHROID SODIUM TAB 175mcg, C	6/30/2006	704	*CONFID*	*CONFID*	704	*CONFID*	*CONFID*
1341-0527-01	LEVOTHYROXINE SODIUM 025mcg TAB,	7/31/2006	30,324	*CONFID*	*CONFID*	30,324	*CONFID*	*CONFID*
1342-0527-01	LEVOTHYROXINE SODIUM 050mcg TAB,	7/31/2006	42,864	*CONFID*	*CONFID*	42,864	*CONFID*	*CONFID*
1342-0527-01	LEVOTHYROXINE SODIUM 050mcg TAB,	7/31/2006	51,225	*CONFID*	*CONFID*	51,225	*CONFID*	*CONFID*
1344-0527-01	LEVOTHYROXINE SODIUM 088mcg TAB,	7/31/2006	1,964	*CONFID*	*CONFID*	1,964	*CONFID*	*CONFID*
1344-0527-01	LEVOTHYROXINE SODIUM 088mcg TAB,	7/31/2006	43,119	*CONFID*	*CONFID*	43,119	*CONFID*	*CONFID*
1345-0527-01	LEVOTHYROXINE SODIUM 100mcg TAB,	7/31/2006	25,574	*CONFID*	*CONFID*	25,574	*CONFID*	*CONFID*
1345-0527-10	LEVOTHYROXINE SODIUM 100mcg TAB,	7/31/2006	1,864	*CONFID*	*CONFID*	1,864	*CONFID*	*CONFID*
1345-0527-10	LEVOTHYROXINE SODIUM 100mcg TAB,	7/31/2006	2,639	*CONFID*	*CONFID*	2,639	*CONFID*	*CONFID*
1345-0527-10	LEVOTHYROXINE SODIUM 100mcg TAB,	7/31/2006	2,467	*CONFID*	*CONFID*	2,467	*CONFID*	*CONFID*
1345-0527-10	LEVOTHYROXINE SODIUM 100mcg TAB,	7/31/2006	5,159	*CONFID*	*CONFID*	5,159	*CONFID*	*CONFID*
1346-0527-01	LEVOTHYROXINE SODIUM 112mcg TAB,	7/31/2006	35,561	*CONFID*	*CONFID*	35,561	*CONFID*	*CONFID*
1341-0527-01	LEVOTHYROXINE SODIUM 025mcg TAB,	8/31/2006	47,208	*CONFID*	*CONFID*	47,208	*CONFID*	*CONFID*
1347-0527-10	LEVOTHYROXINE SODIUM 125mcg TAB,	8/31/2006	—	*CONFID*	*CONFID*	—	*CONFID*	*CONFID*
1349-0527-10	LEVOTHYROXINE SODIUM 150mcg TAB,	8/31/2006	—	*CONFID*	*CONFID*	—	*CONFID*	*CONFID*
1376-0527-01	UNITHROID SODIUM TAB 125mcg, C	8/31/2006	3,363	*CONFID*	*CONFID*	3,363	*CONFID*	*CONFID*
1372-0527-01	UNITHROID SODIUM TAB 075mcg, C	11/28/2006	—	*CONFID*	*CONFID*	—	*CONFID*	*CONFID*
1372-0527-01	UNITHROID SODIUM TAB 075mcg, C	11/28/2006	—	*CONFID*	*CONFID*	—	*CONFID*	*CONFID*
1344-0527-01	LEVOTHYROXINE SODIUM 088mcg TAB,	12/31/2006	—	*CONFID*	*CONFID*	—	*CONFID*	*CONFID*
1344-0527-01	LEVOTHYROXINE SODIUM 088mcg TAB,	12/31/2006	550	*CONFID*	*CONFID*	—	*CONFID*	*CONFID*
1349-0527-01	LEVOTHYROXINE SODIUM 150mcg TAB,	12/31/2006	45	*CONFID*	*CONFID*	—	*CONFID*	*CONFID*
1372-0527-01	UNITHROID SODIUM TAB 075mcg, C	12/31/2006	—	*CONFID*	*CONFID*	—	*CONFID*	*CONFID*
1373-0527-01	UNITHROID SODIUM TAB 088mcg, C	12/31/2006	1,045	*CONFID*	*CONFID*	—	*CONFID*	*CONFID*
1373-0527-01	UNITHROID SODIUM TAB 088mcg, C	12/31/2006	4,698	*CONFID*	*CONFID*	4,543	*CONFID*	*CONFID*
1379-0527-01	UNITHROID SODIUM TAB 200mcg, C	1/31/2007	2,905	*CONFID*	*CONFID*	2,455	*CONFID*	*CONFID*
1352-0527-10	LEVOTHYROXINE SODIUM 300mcg TAB,	2/28/2007	782	*CONFID*	*CONFID*	772	*CONFID*	*CONFID*
1380-0527-01	UNITHROID SODIUM TAB 300mcg, C	2/28/2007	—	*CONFID*	*CONFID*	—	*CONFID*	*CONFID*
1343-0527-01	LEVOTHYROXINE SODIUM 075mcg TAB,	00/00/0000	—	*CONFID*	*CONFID*	—	*CONFID*	*CONFID*

					*CONFID*			*CONFID*

			November			December
Item #	Description	Expiration	Qty	Unit Cost	Extended	Qty	Unit Cost	Extended
1344-0527-01	LEVOTHYROXINE SODIUM 088mcg TAB,	5/31/2005	527	*CONFID*	*CONFID*	527	*CONFID*	*CONFID*
1347-0527-01	LEVOTHYROXINE SODIUM 125mcg TAB,	7/31/2005	1,870	*CONFID*	*CONFID*	1,870	*CONFID*	*CONFID*
1341-0527-01	LEVOTHYROXINE SODIUM 025mcg TAB,	8/31/2005	1,150	*CONFID*	*CONFID*	1,150	*CONFID*	*CONFID*
1345-0527-01	LEVOTHYROXINE SODIUM 100mcg TAB,	9/30/2005	48	*CONFID*	*CONFID*	48	*CONFID*	*CONFID*
1344-0527-01	LEVOTHYROXINE SODIUM 088mcg TAB,	10/30/2005	24	*CONFID*	*CONFID*	24	*CONFID*	*CONFID*
1341-0527-01	LEVOTHYROXINE SODIUM 025mcg TAB,	10/31/2005	24	*CONFID*	*CONFID*	24	*CONFID*	*CONFID*
1343-0527-01	LEVOTHYROXINE SODIUM 075mcg TAB,	10/31/2005	66	*CONFID*	*CONFID*	66	*CONFID*	*CONFID*
1350-0527-01	LEVOTHYROXINE SODIUM 175mcg TAB,	11/30/2005	15	*CONFID*	*CONFID*	15	*CONFID*	*CONFID*
1379-0527-01	UNITHROID SODIUM TAB 200mcg, C	11/30/2005	24	*CONFID*	*CONFID*	24	*CONFID*	*CONFID*
1341-0527-10	LEVOTHYROXINE SODIUM 025mcg TAB,	1/30/2006	682	*CONFID*	*CONFID*	682	*CONFID*	*CONFID*
1371-0527-01	UNITHROID SODIUM TAB 050mcg, C	1/30/2006	48	*CONFID*	*CONFID*	48	*CONFID*	*CONFID*
1374-0527-01	UNITHROID SODIUM TAB 100mcg, C	1/30/2006	7,541	*CONFID*	*CONFID*	7,541	*CONFID*	*CONFID*
1379-0527-01	UNITHROID SODIUM TAB 200mcg, C	1/30/2006	9,712	*CONFID*	*CONFID*	9,712	*CONFID*	*CONFID*
1351-0527-10	LEVOTHYROXINE SODIUM 200mcg TAB,	2/28/2006	2,661	*CONFID*	*CONFID*	2,661	*CONFID*	*CONFID*
1352-0527-10	LEVOTHYROXINE SODIUM 300mcg TAB,	2/28/2006	861	*CONFID*	*CONFID*	861	*CONFID*	*CONFID*
1380-0527-01	UNITHROID SODIUM TAB 300mcg, C	2/28/2006	2,157	*CONFID*	*CONFID*	2,157	*CONFID*	*CONFID*
1344-0527-10	LEVOTHYROXINE SODIUM 088mcg TAB,	3/30/2006	2,993	*CONFID*	*CONFID*	2,993	*CONFID*	*CONFID*
1344-0527-10	LEVOTHYROXINE SODIUM 088mcg TAB,	3/30/2006	24	*CONFID*	*CONFID*	24	*CONFID*	*CONFID*
1344-0527-10	LEVOTHYROXINE SODIUM 088mcg TAB,	3/30/2006	30	*CONFID*	*CONFID*	30	*CONFID*	*CONFID*
1346-0527-10	LEVOTHYROXINE SODIUM 112mcg TAB,	3/30/2006	799	*CONFID*	*CONFID*	799	*CONFID*	*CONFID*
1350-0527-10	LEVOTHYROXINE SODIUM 175mcg TAB,	3/31/2006	817	*CONFID*	*CONFID*	817	*CONFID*	*CONFID*
1341-0527-01	LEVOTHYROXINE SODIUM 025mcg TAB,	4/1/2006	24	*CONFID*	*CONFID*	24	*CONFID*	*CONFID*
1341-0527-10	LEVOTHYROXINE SODIUM 025mcg TAB,	4/1/2006	1,236	*CONFID*	*CONFID*	1,236	*CONFID*	*CONFID*
1346-0527-10	LEVOTHYROXINE SODIUM 112mcg TAB,	4/1/2006	2,277	*CONFID*	*CONFID*	2,277	*CONFID*	*CONFID*
1347-0527-10	LEVOTHYROXINE SODIUM 125mcg TAB,	4/1/2006	24	*CONFID*	*CONFID*	24	*CONFID*	*CONFID*
1351-0527-01	LEVOTHYROXINE SODIUM 200mcg TAB,	4/1/2006	8,076	*CONFID*	*CONFID*	8,076	*CONFID*	*CONFID*
1346-0527-10	LEVOTHYROXINE SODIUM 112mcg TAB,	4/30/2006	3,796	*CONFID*	*CONFID*	3,796	*CONFID*	*CONFID*
1342-0527-01	LEVOTHYROXINE SODIUM 050mcg TAB,	5/1/2006	5	*CONFID*	*CONFID*	5	*CONFID*	*CONFID*
1342-0527-01	LEVOTHYROXINE SODIUM 050mcg TAB,	5/1/2006	1	*CONFID*	*CONFID*	1	*CONFID*	*CONFID*
1343-0527-01	LEVOTHYROXINE SODIUM 075mcg TAB,	5/31/2006	10,756	*CONFID*	*CONFID*	10,756	*CONFID*	*CONFID*
1347-0527-01	LEVOTHYROXINE SODIUM 125mcg TAB,	5/31/2006	17,696	*CONFID*	*CONFID*	17,696	*CONFID*	*CONFID*
1372-0527-01	UNITHROID SODIUM TAB 075mcg, C	5/31/2006	24	*CONFID*	*CONFID*	24	*CONFID*	*CONFID*
1374-0527-01	UNITHROID SODIUM TAB 100mcg, C	5/31/2006	24	*CONFID*	*CONFID*	24	*CONFID*	*CONFID*
1374-0527-01	UNITHROID SODIUM TAB 100mcg, C	5/31/2006	6,953	*CONFID*	*CONFID*	6,953	*CONFID*	*CONFID*
1342-0527-01	LEVOTHYROXINE SODIUM 050mcg TAB,	6/30/2006	3,470	*CONFID*	*CONFID*	3,470	*CONFID*	*CONFID*
1342-0527-10	LEVOTHYROXINE SODIUM 050mcg TAB,	6/30/2006	1,990	*CONFID*	*CONFID*	1,990	*CONFID*	*CONFID*
1344-0527-01	LEVOTHYROXINE SODIUM 088mcg TAB,	6/30/2006	5,000	*CONFID*	*CONFID*	5,000	*CONFID*	*CONFID*
1344-0527-01	LEVOTHYROXINE SODIUM 088mcg TAB,	6/30/2006	35,757	*CONFID*	*CONFID*	35,757	*CONFID*	*CONFID*
1345-0527-10	LEVOTHYROXINE SODIUM 100mcg TAB,	6/30/2006	383	*CONFID*	*CONFID*	383	*CONFID*	*CONFID*
1346-0527-01	LEVOTHYROXINE SODIUM 112mcg TAB,	6/30/2006	9,119	*CONFID*	*CONFID*	9,119	*CONFID*	*CONFID*
1346-0527-01	LEVOTHYROXINE SODIUM 112mcg TAB,	6/30/2006	49,626	*CONFID*	*CONFID*	49,626	*CONFID*	*CONFID*
1349-0527-01	LEVOTHYROXINE SODIUM 150mcg TAB,	6/30/2006	48	*CONFID*	*CONFID*	48	*CONFID*	*CONFID*
1350-0527-01	LEVOTHYROXINE SODIUM 175mcg TAB,	6/30/2006	21,852	*CONFID*	*CONFID*	21,852	*CONFID*	*CONFID*
1350-0527-01	LEVOTHYROXINE SODIUM 175mcg TAB,	6/30/2006	39,087	*CONFID*	*CONFID*	39,087	*CONFID*	*CONFID*
1350-0527-10	LEVOTHYROXINE SODIUM 175mcg TAB,	6/30/2006	50	*CONFID*	*CONFID*	50	*CONFID*	*CONFID*
1351-0527-01	LEVOTHYROXINE SODIUM 200mcg TAB,	6/30/2006	33,610	*CONFID*	*CONFID*	33,610	*CONFID*	*CONFID*
1351-0527-01	LEVOTHYROXINE SODIUM 200mcg TAB,	6/30/2006	20,854	*CONFID*	*CONFID*	20,854	*CONFID*	*CONFID*
1373-0527-01	UNITHROID SODIUM TAB 088mcg, C	6/30/2006	40	*CONFID*	*CONFID*	40	*CONFID*	*CONFID*
1378-0527-01	UNITHROID SODIUM TAB 175mcg, C	6/30/2006	24	*CONFID*	*CONFID*	24	*CONFID*	*CONFID*
1378-0527-01	UNITHROID SODIUM TAB 175mcg, C	6/30/2006	704	*CONFID*	*CONFID*	704	*CONFID*	*CONFID*
1341-0527-01	LEVOTHYROXINE SODIUM 025mcg TAB,	7/31/2006	30,324	*CONFID*	*CONFID*	30,324	*CONFID*	*CONFID*
1342-0527-01	LEVOTHYROXINE SODIUM 050mcg TAB,	7/31/2006	42,864	*CONFID*	*CONFID*	42,864	*CONFID*	*CONFID*
1342-0527-01	LEVOTHYROXINE SODIUM 050mcg TAB,	7/31/2006	51,225	*CONFID*	*CONFID*	51,225	*CONFID*	*CONFID*
1344-0527-01	LEVOTHYROXINE SODIUM 088mcg TAB,	7/31/2006	1,964	*CONFID*	*CONFID*	1,964	*CONFID*	*CONFID*
1344-0527-01	LEVOTHYROXINE SODIUM 088mcg TAB,	7/31/2006	43,119	*CONFID*	*CONFID*	43,119	*CONFID*	*CONFID*
1345-0527-01	LEVOTHYROXINE SODIUM 100mcg TAB,	7/31/2006	25,574	*CONFID*	*CONFID*	25,574	*CONFID*	*CONFID*
1345-0527-10	LEVOTHYROXINE SODIUM 100mcg TAB,	7/31/2006	1,864	*CONFID*	*CONFID*	1,864	*CONFID*	*CONFID*
1345-0527-10	LEVOTHYROXINE SODIUM 100mcg TAB,	7/31/2006	2,639	*CONFID*	*CONFID*	2,639	*CONFID*	*CONFID*
1345-0527-10	LEVOTHYROXINE SODIUM 100mcg TAB,	7/31/2006	2,467	*CONFID*	*CONFID*	2,467	*CONFID*	*CONFID*
1345-0527-10	LEVOTHYROXINE SODIUM 100mcg TAB,	7/31/2006	5,159	*CONFID*	*CONFID*	5,159	*CONFID*	*CONFID*
1346-0527-01	LEVOTHYROXINE SODIUM 112mcg TAB,	7/31/2006	35,561	*CONFID*	*CONFID*	35,561	*CONFID*	*CONFID*
1341-0527-01	LEVOTHYROXINE SODIUM 025mcg TAB,	8/31/2006	47,208	*CONFID*	*CONFID*	47,208	*CONFID*	*CONFID*
1347-0527-10	LEVOTHYROXINE SODIUM 125mcg TAB,	8/31/2006	—	*CONFID*	*CONFID*	—	*CONFID*	*CONFID*
1349-0527-10	LEVOTHYROXINE SODIUM 150mcg TAB,	8/31/2006	—	*CONFID*	*CONFID*	—	*CONFID*	*CONFID*
1376-0527-01	UNITHROID SODIUM TAB 125mcg, C	8/31/2006	3,363	*CONFID*	*CONFID*	3,363	*CONFID*	*CONFID*
1372-0527-01	UNITHROID SODIUM TAB 075mcg, C	11/28/2006	—	*CONFID*	*CONFID*	—	*CONFID*	*CONFID*
1372-0527-01	UNITHROID SODIUM TAB 075mcg, C	11/28/2006	—	*CONFID*	*CONFID*	—	*CONFID*	*CONFID*
1344-0527-01	LEVOTHYROXINE SODIUM 088mcg TAB,	12/31/2006	—	*CONFID*	*CONFID*	—	*CONFID*	*CONFID*
1344-0527-01	LEVOTHYROXINE SODIUM 088mcg TAB,	12/31/2006	—	*CONFID*	*CONFID*	—	*CONFID*	*CONFID*
1349-0527-01	LEVOTHYROXINE SODIUM 150mcg TAB,	12/31/2006	—	*CONFID*	*CONFID*	—	*CONFID*	*CONFID*
1372-0527-01	UNITHROID SODIUM TAB 075mcg, C	12/31/2006	—	*CONFID*	*CONFID*	—	*CONFID*	*CONFID*
1373-0527-01	UNITHROID SODIUM TAB 088mcg, C	12/31/2006	—	*CONFID*	*CONFID*	—	*CONFID*	*CONFID*
1373-0527-01	UNITHROID SODIUM TAB 088mcg, C	12/31/2006	3,343	*CONFID*	*CONFID*	2,343	*CONFID*	*CONFID*
1379-0527-01	UNITHROID SODIUM TAB 200mcg, C	1/31/2007	2,005	*CONFID*	*CONFID*	1,705	*CONFID*	*CONFID*
1352-0527-10	LEVOTHYROXINE SODIUM 300mcg TAB,	2/28/2007	762	*CONFID*	*CONFID*	752	*CONFID*	*CONFID*
1380-0527-01	UNITHROID SODIUM TAB 300mcg, C	2/28/2007	—	*CONFID*	*CONFID*	—	*CONFID*	*CONFID*
1343-0527-01	LEVOTHYROXINE SODIUM 075mcg TAB,	00/00/0000	—	*CONFID*	*CONFID*	—	*CONFID*	*CONFID*

					*CONFID*	602,710		*CONFID*

Cost of Sales
Based on Rolling Sales Forecast provided by Sales Dept.

NOTE: ALL ITEMS MARKED “*CONFID*” READ “CONFIDENTIAL TREATMENT – INFORMATION FILED SEPARATELY WITH THE COMMISSION”

			July		August		Sept		Oct		Nov		Dec
Item #	Description	Unit Cost	Qty	$	Qty	$	Qty	$	Qty	$	Qty	$	Qty	$

1341-0527-01	Levothyroxine 25-100s	*CONFID*	4,344	*CONFID*	3,200	*CONFID*	3,200	*CONFID*	3,000	*CONFID*	3,200	*CONFID*	2,400	*CONFID*
1341-0527-10	Levothyroxine 25-1000s	*CONFID*	360	*CONFID*	375	*CONFID*	350	*CONFID*	300	*CONFID*	325	*CONFID*	325	*CONFID*
1342-0527-01	Levothyroxine 50-100s	*CONFID*	6,996	*CONFID*	4,000	*CONFID*	4,000	*CONFID*	3,500	*CONFID*	3,800	*CONFID*	4,000	*CONFID*
1342-0527-10	Levothyroxine 50-1000s	*CONFID*	1,795	*CONFID*	1,300	*CONFID*	1,100	*CONFID*	1,000	*CONFID*	1,200	*CONFID*	1,100	*CONFID*
1343-0527-01	Levothyroxine 75-100s	*CONFID*	8,982	*CONFID*	4,500	*CONFID*	5,000	*CONFID*	5,500	*CONFID*	5,500	*CONFID*	5,500	*CONFID*
1343-0527-10	Levothyroxine 75-1000s	*CONFID*	959	*CONFID*	750	*CONFID*	800	*CONFID*	750	*CONFID*	650	*CONFID*	700	*CONFID*
1344-0527-01	Levothyroxine 88-100s	*CONFID*	3,036	*CONFID*	1,750	*CONFID*	2,500	*CONFID*	2,000	*CONFID*	2,000	*CONFID*	2,000	*CONFID*
1344-0527-10	Levothyroxine 88-1000s	*CONFID*	252	*CONFID*	275	*CONFID*	275	*CONFID*	275	*CONFID*	275	*CONFID*	275	*CONFID*
1345-0527-01	Levothyroxine 100-100s	*CONFID*	6,348	*CONFID*	5,000	*CONFID*	6,000	*CONFID*	4,200	*CONFID*	4,200	*CONFID*	4,200	*CONFID*
1345-0527-10	Levothyroxine 100-1000s	*CONFID*	2,863	*CONFID*	1,100	*CONFID*	1,200	*CONFID*	1,200	*CONFID*	1,200	*CONFID*	1,200	*CONFID*
1346-0527-01	Levothyroxine 112-100s	*CONFID*	2,100	*CONFID*	2,000	*CONFID*	1,800	*CONFID*	2,200	*CONFID*	2,200	*CONFID*	2,200	*CONFID*
1346-0527-10	Levothyroxine 112-1000s	*CONFID*	219	*CONFID*	125	*CONFID*	125	*CONFID*	100	*CONFID*	150	*CONFID*	150	*CONFID*
1347-0527-01	Levothyroxine 125-100s	*CONFID*	2,772	*CONFID*	3,500	*CONFID*	3,200	*CONFID*	2,200	*CONFID*	2,200	*CONFID*	2,200	*CONFID*
1347-0527-10	Levothyroxine 125-1000s	*CONFID*	460	*CONFID*	450	*CONFID*	750	*CONFID*	500	*CONFID*	500	*CONFID*	500	*CONFID*
1349-0527-01	Levothyroxine 150-100s	*CONFID*	5,376	*CONFID*	3,200	*CONFID*	3,400	*CONFID*	2,200	*CONFID*	2,500	*CONFID*	2,500	*CONFID*
1349-0527-10	Levothyroxine 150-1000s	*CONFID*	812	*CONFID*	425	*CONFID*	450	*CONFID*	500	*CONFID*	500	*CONFID*	500	*CONFID*
1350-0527-01	Levothyroxine 175-100s	*CONFID*	1,764	*CONFID*	1,200	*CONFID*	1,500	*CONFID*	750	*CONFID*	1,000	*CONFID*	1,000	*CONFID*
1350-0527-10	Levothyroxine 175-1000s	*CONFID*	149	*CONFID*	300	*CONFID*	300	*CONFID*	300	*CONFID*	300	*CONFID*	300	*CONFID*
1351-0527-01	Levothyroxine 200-100s	*CONFID*	1,896	*CONFID*	1,800	*CONFID*	2,100	*CONFID*	1,300	*CONFID*	1,600	*CONFID*	1,600	*CONFID*
1351-0527-10	Levothyroxine 200-1000s	*CONFID*	252	*CONFID*	250	*CONFID*	300	*CONFID*	300	*CONFID*	300	*CONFID*	300	*CONFID*
1352-0527-01	Levothyroxine 300-100s	*CONFID*	2,868	*CONFID*	200	*CONFID*	200	*CONFID*	200	*CONFID*	200	*CONFID*	200	*CONFID*
1352-0527-10	Levothyroxine 300-1000s	*CONFID*	24	*CONFID*	10	*CONFID*	10	*CONFID*	10	*CONFID*	10	*CONFID*	10	*CONFID*
1370-0527-01	Unithroid 25-100s	*CONFID*	—	*CONFID*	1,350	*CONFID*	1,500	*CONFID*	1,500	*CONFID*	1,200	*CONFID*	1,200	*CONFID*
1371-0527-01	Unithroid 50-100s	*CONFID*	—	*CONFID*	3,000	*CONFID*	4,000	*CONFID*	2,200	*CONFID*	3,000	*CONFID*	1,800	*CONFID*
1372-0527-01	Unithroid 75-100s	*CONFID*	2,714	*CONFID*	3,250	*CONFID*	2,800	*CONFID*	2,800	*CONFID*	3,250	*CONFID*	3,000	*CONFID*
1373-0527-01	Unithroid 88-100s	*CONFID*	912	*CONFID*	1,400	*CONFID*	1,200	*CONFID*	1,200	*CONFID*	1,200	*CONFID*	1,000	*CONFID*
1374-0527-01	Unithroid 100-100s	*CONFID*	2,508	*CONFID*	3,000	*CONFID*	2,900	*CONFID*	3,000	*CONFID*	2,750	*CONFID*	2,750	*CONFID*
1375-0527-01	Unithroid 112-100s	*CONFID*	—	*CONFID*	750	*CONFID*	750	*CONFID*	750	*CONFID*	750	*CONFID*	800	*CONFID*
1376-0527-01	Unithroid 125-100s	*CONFID*	1,572	*CONFID*	2,000	*CONFID*	1,900	*CONFID*	2,000	*CONFID*	2,000	*CONFID*	2,000	*CONFID*
1377-0527-01	Unithroid 150-100s	*CONFID*	2,942	*CONFID*	1,200	*CONFID*	1,200	*CONFID*	1,200	*CONFID*	1,200	*CONFID*	1,200	*CONFID*
1378-0527-01	Unithroid 175-100s	*CONFID*	432	*CONFID*	400	*CONFID*	400	*CONFID*	400	*CONFID*	400	*CONFID*	400	*CONFID*
1379-0527-01	Unithroid 200-100s	*CONFID*	540	*CONFID*	425	*CONFID*	450	*CONFID*	450	*CONFID*	450	*CONFID*	300	*CONFID*
1380-0527-01	Unithroid 300-100s	*CONFID*	120	*CONFID*	75	*CONFID*	75	*CONFID*	75	*CONFID*	75	*CONFID*	85	*CONFID*

				*CONFID*		*CONFID*		*CONFID*		*CONFID*		*CONFID*		*CONFID*

CONFIDENTIAL TREATMENT REQUESTED BY LANNETT COMPANY, INC.

SEC Comment #6

We acknowledge your response to part c. of our previous comment five. We do not understand how the reversal of $2.0 million in inventory obsolescence reserves related to the ultimate sale of presumably $2.0 million in gross inventory is the sole cause of your increase in inventory. It appears that the inventory sold should have had an effective net carrying value of zero and the reversal of the related reserve would have no net impact on inventories. Please revise your proposed disclosure to clearly explain why your inventories increased.

Lannett Response:

The original disclosure was:

“An increase in inventories of $901,802 is partly due to a decrease of inventory obsolescence of $470,000 of Levothyroxine Sodium tablets in part because of higher than expected sales.  Also, in anticipation of new product introductions, inventory increased over the prior period.”

Revised disclosure is proposed as follows:

“An increase in inventories of $901,802 is due to the build up of new products in preparation for their launch in January – SMZ-TMP, Oxycodone, and Morphine Sulfate.  As our product offerings increase, higher inventory levels are expected, both in dollars and quantities.  This investment in inventory is vital to Lannett’s strategy of maintaining our reputation of always in-stock.”

SEC Comment #7

We acknowledge your response to part b. of our previous comment six, but continue to believe that the a discussion of days sales outstanding, or DSO, calculated on a basis including gross receivables and gross revenues is necessary to balance the disclosure- We believe that disclosure of DSO solely on a basis that nets all revenue reserves in both the numerator and the denominator is not reasonable given, for example, that your net DSO at June 30,2005 was zero even though you had receivables due you on that date. You identify perceived shortcomings with DSO reflecting gross receivables and gross revenues. We believe that reporting solely on a net DSO basis has shortcomings of its own including the netting of rebates due to third-parties against receivables due from wholesalers. Additionally, the processing of credits is an integral part of the collection function and would not be reflected by reporting on a net basis. We believe that the existence of delays in the processing of credits may be material information to investors to evaluate the effectiveness of the collection function noting that any disputes with customers may typically be settled favorably if dealt with timely. We do not object to you discussing DSO on a net basis as long as the way you calculate it is transparent to investors, why management believes it is useful for investors and it is balanced with a discussion of your gross DSO. As previously requested, please revise your MD&A disclosures in your fiscal 2005 Form 10-K and your fiscal 2006 Forms 10-Q to discuss the apparent deteriorating trends in collections as well as the impact of credit processing on your liquidity and future operations.

Lannett Response:

The Company will disclose Gross DSO and Net DSO in future SEC filings and will revise our MD&A sections in those future filings as requested.  The following table highlights Lannett’s DSO using both methods:

	Q1 FY 2006	Q2 FY 2006	Q3 FY 2006	Q4 FY 2006
Gross DSO	64 days	68 days	76 days	78 days

Net DSO	26 days	49 days	52 days	56 days

The following is an example of what will be disclosed in the Liquidity section of the MD&A:  “The Company monitors its liquidity in a number of ways.  A Days Sales Outstanding (DSO) calculation is used to determine our ability to collect accounts receivable.  DSO is analyzed in two ways, Gross A/R compared to Average Daily Gross Sales, and Net A/R (net of reserve for chargebacks and rebates) compared to Average Daily Net Sales.

The Gross DSO Calculation provides us with understanding of the frequency of customer payments, and the ability to process customer payments and deductions.  For the first, second, third and fourth quarters of Fiscal 2006, this Gross DSO amounted to 64 days, 68 days, 76 days and 78 days, respectively.   The increase is due to delayed processing of credits from wholesale customers.   Some delays were the result of customers failing to report all credits, while some were the responsibility of the Company to act upon.  As of the date of this filing, all customer processing issues have been reconciled, and the Company anticipates that Gross DSO will be in the 60 to 70 day range in future reports, as the payment terms for most customers are 60 days.

The Net DSO Calculation provides us with an understanding of the relationship of the A/R balance net of the reserve liability compared to net sales after reserves charged during the period.  It eliminates the effect of timing of processing, which is inherent in the Gross DSO calculation.  A Net calculation greater than 60 days may indicate under-reserved sales, while an amount less than 60 days may indicate over-reserved sales, among other causes.  This figure is expected to approximate 60 days.   For the first, second, third and fourth quarters of Fiscal 2006, this Net DSO amounted to 26 days, 49 days, 52 days and 56 days, respectively.  The fact that the amount is less than 60 days is primarily the result of wholesalers’ sell-through of our products being extended past the expected 6 to 8 week timeframe.  As of June 30, 2005, several wholesale customers actually had zero or close to zero A/R balances.  At the same time, they maintained inventory of Lannett products, for which accrued reserve balances were necessary.  The credits were issued to these customers once they were able to finalize their transactions, and claim the actual chargeback credits owed to them. The increase in Net DSO days each quarter has been determined to be the result of improvement in the wholesalers’ sell-through rates throughout the year, resulting in a fiscal year end calculation of near 60 days.

Conclusion:

Lannett Company intends to file the Annual Report on Form 10-K next week.  The Company is proposing the following disclosure in Item 1B, Unresolved Staff Comments:  “The Company has received written comments from the Securities and Exchange Commission staff during the current fiscal year.  Lannett believes these comments will be resolved in the near future.  The Company does not expect the resolution will have any material effects on the financial statements or disclosures.